Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
China BAK Asia Holdings Limited	Hong Kong	100%
Dalian CBAK Trading Co., Ltd.	PRC	100%
Dalian CBAK Power Battery Co., Ltd.	PRC	100%
Dalian CBAK New Energy Technology Co., Ltd.	PRC	100%
CBAK New Energy (Suzhou) Co., Ltd.	PRC	90%
BAK Asia Investments Limited	Hong Kong	100%
CBAK New Energy (Nanjing) Co., Ltd	PRC	100%
Nanjing Daxin New Energy Automobile Industry Co., Ltd	PRC	100%
Nanjing CBAK New Energy Technology Co., Ltd	PRC	100%
Daxin New Energy Automobile Industry Technology (Jiangsu) Co., Ltd.	PRC	100%
Zhejiang Hitrans Lithium Battery Technology Co., Ltd (“Hitrans”)	PRC	81.56%
Guangdong Meidu Hitrans Resources Recycling Technology Co., Ltd.	PRC	80% owned by Hitrans
Shaoxing Haisheng International Trading Co., Ltd.	PRC	100% owned by Hitrans